March 13, 2026

Via Edgar Transmission

Ms. Irene Paik / Ms. Sandra Hunter Berkheimer

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549

Re:	Tron Inc. (the “Company”) Amendment No. 3 to Registration Statement on Form S-3 Filed February 6, 2026 File No. 333-288986

Dear Ms. Paik / Ms. Berkheimer,

We hereby provide a response to the comments issued in a letter dated March 2, 2026 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-3”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-3, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Registration Statement on Form S-3

Risk Factors, page 17

1.	Please disclose the location of your auditor’s headquarters. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Amended S-3.

In 2023, the PRC government initiated a series of regulatory actions and statements, page 39

2.	We note your disclosure in the risk factor heading that “[i]n the future, [you] may be subject to PRC laws and regulations related to [your] current business operations.” Please revise to clarify that the legal and operational risks associated with operating in the PRC also apply to any current or future operations in Hong Kong.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Amended S-3.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, page 40

3.	We note your disclosure here and throughout regarding your belief or your management’s understanding that you are not subject to certain PRC laws and regulations. To the extent your disclosure is based on an opinion of Hong Kong or PRC counsel, please identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, please disclose that an opinion was not obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amended S-3. The Company has not obtained an opinion from PRC or Hong Kong counsel.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities, page 42

4.	We note your disclosure in response to prior comment 3 regarding the difficulty of enforcing civil liabilities in Hong Kong and China. Please clarify whether you have any directors or officers located in China. In addition, to the extent your disclosure is based on an opinion of Hong Kong or PRC counsel, please identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, please disclose that an opinion was not obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Amended S-3. The Company has not obtained an opinion from PRC or Hong Kong counsel.

* * *

Please reach Ted Paraskevas, the Company’s outside counsel at +1 212-407-4971 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Richard Miller
Richard Miller
Chief Executive Officer